Exhibit 99.1

Dear Shareholder:

     We are pleased to send you this prospectus describing our Dividend Reinvestment Plan. We are taking this opportunity to update the Plan to reflect some changes suggested by the new Plan Administrator, American Stock Transfer & Trust Company, P.O. Box 922, Wall Street Station, New York, New York 10269-0560. Changes to the Plan include, for example, certain fees charged by the Plan Administrator to terminate or withdraw from the Plan, as well as various other minor and nonmaterial administrative matters. No action is required if you wish to continue your participation in the Plan. Through the Plan, you may purchase additional shares of Middlefield Banc Corp. common stock using cash dividends that you receive on your shares of common stock. You may also make optional cash payments under the Plan, which will also be invested in Middlefield Banc Corp. common stock. We reserve the right to suspend, modify, or terminate the Plan at any time.

     Participants in the Plan have the following benefits —

•	you will pay no service charges or brokerage commissions for shares purchased on your behalf under the Plan

•	your dollars will be invested in full and fractional shares to three decimal places

•	dividends are credited to your account on both full and fractional shares

•	your dividends and cash payments will be invested quarterly

•	your recordkeeping will be simplified because you will receive a statement each time there is activity in your account

•	the shares of Middlefield Banc Corp. common stock purchased on your behalf under the Plan will be held in safekeeping until termination of your participation in the Plan, or until you request that a certificate be issued to you

•	you may terminate your participation in the Plan at any time

     The prospectus provides complete details of the Plan in simple question and answer form. We recommend that you review the description of the Plan carefully and that you retain this prospectus for future reference.

     If you wish to enroll in the Plan, simply complete the enclosed Authorization Card and return it in the enclosed envelope. You may enroll for partial dividend reinvestment, for full dividend reinvestment, or for optional cash payments only. If you do not participate in the Plan, you will continue to receive checks for your dividends as they are declared and paid. Middlefield Banc Corp. reserves the right to refuse to register or qualify its common stock or the offer or sale of the common stock in any state or jurisdiction if, in Middlefield Banc Corp.’s sole judgment, the burden or costs of such registration or qualification are excessive. You will not be eligible to participate in the Plan if you reside in a state or jurisdiction in which it is unlawful for Middlefield Banc Corp. to permit your participation. The accompanying prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction or to any person in which or to whom it is unlawful to make such offer or solicitation.

Sincerely,

Thomas G. Caldwell
President & Chief Executive Officer